Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement of the Termination of American Depositary Receipt Program

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”) on a voluntary basis, and reference is made to the announcement of the Company dated 12 August 2022 in relation to the Company’s voluntary delisting of its American depositary shares (“ADSs”) from The New York Stock Exchange and, depending on the relevant actual circumstances in the future, the application for the deregistration of the Company’s ADSs and the underlying H shares of the Company (the “H Shares”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that the relevant standards of the Exchange Act are met.

The delisting of the Company’s ADSs took effect on 6 September 2022 (U.S. Eastern time). On 8 December 2022, the Company, as duly authorized by its board of directors, delivered a termination notice to The Bank of New York Mellon, the depositary for the Company’s ADSs (the “Depositary”), for the termination of the American depositary receipt program of the Company (the “ADR Program”). As of 30 November 2022, the number of outstanding ADSs was 1,799,421, representing 179,942,100 H Shares, and the number of H Shares underlying ADSs represented approximately 5.15% of the Company’s total issued H Shares.

On or about 9 December 2022 (U.S. Eastern time), the Depositary will distribute a notice to all owners of ADSs that the termination of the ADR Program will become effective on or about 13 March 2023 (U.S. Eastern time) (the “ADR Termination Date”). Holders of ADSs will have the right, until one year following the ADR Termination Date (on or about 13 March 2024 (U.S. Eastern time)), to surrender ADSs to the Depositary in exchange for H Shares of the Company with each ADS surrendered to be exchanged into 100 H Shares of the Company. The Company’s H Shares are traded on The Stock Exchange of Hong Kong Limited. After one year following the ADR Termination Date (on or about 13 March 2024 (U.S. Eastern time)), the Depositary expects to commence the sale of H Shares of the Company represented by the then outstanding ADSs, and if sold, will pay the net cash proceeds, after deducting applicable fees and expenses, to the holders of such remaining ADSs.

For more information regarding the termination of the ADR Program, please refer to the Frequently Asked Questions following Delisting of the ADSs of SINOPEC Shanghai Petrochemical Company Limited from the New York Stock Exchange published by the Company on its website at http://spc.sinopec.com/spc/en/Resource/Pdf/FAQ.PDF.

By Order of the Board

Sinopec Shanghai Petrochemical Company Limited

Liu Gang

Joint Company Secretary

Shanghai, the PRC, 8 December 2022